October 4, 2006

Via Fax (202) 772-9369 and Edgar filing as correspondence

Jason Wynn

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Geokinetics Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2006
File No. 0-09268

Dear Mr. Wynn:

Below are Geokinetics’ responses to your comments on our preliminary proxy statement.

Proposal 2 — Approval of Amendment of Geokinetics’ 2002 Stock Awards Plan

SEC Comment 1:  Include an equity compensation plan table pursuant to Item 10 of Schedule 14A.

Geokinetics Response 1:  Added to end of second paragraph on p.20 under “Proposal 2”

The additional amounts under the amendment that will be received by or allocated to individual employees and classes of employees are indicated in the table below:

NEW PLAN BENEFITS

2002 STOCK AWARDS PLAN

Name and Position	Dollar Value ($) (1)		Number of Units
David A. Johnson — CEO	$312,500		250,000	(2)
Lynn A. Turner — President of Quantum Geophysical	$250,000		200,000	(2)
M. Lee Bell — President of Geophysical Development Corp.	$62,500		50,000	(2)
Michael A. Dunn — Vice President	$31,250		25,000	(2)
Thomas J. Concannon — CFO	$137,500		110,000	(2)
Executive Group	$2,067,500	(3)	1,350,000	(3)
Non-Executive Director Group	$200,000	(4)	121,212	(4)
Non-Executive Officer Employee Group	$2,761,625	(5)(6)	1,852,500	(5)(6)

(1)                               Dollar value is determined utilizing a total exercise value, which is based on the exercise price at the date of grant multiplied by the total number of units.

(2)                               The exercise price was $1.25 at the date of grant of December 1, 2005.

(3)                               This group consists mainly of the executives receiving 950,000 restricted stock grants as part of the Grant acquisition.  The fair market value of Geokinetics’ stock at the close of business on September 8, 2006, the effective date of the grant, was $1.65.  This group also includes 400,000 stock options at an exercise price of $1.25 related to the Trace acquisition.

(4)                             On September 6, 2006, Geokinetics adopted a policy which entitled incumbent non-employee directors to receive a single $50,000 grant of restricted stock based on the fair market value of Geokinetics’ stock at the close of business on September 6, 2006.  The number of shares issued to each director was determined by dividing the $50,000 by such closing price of $1.65.

(5)                             On December 1, 2005, 922,500 stock options were granted at an exercise price of $1.25.  During 2006, an additional 130,000 stock options were granted:  60,000 options at an exercise price of $3.15; 30,000 options at an exercise price of $1.65; and 40,000 options at an exercise price of $1.25.  The total exercise value was determined by multiplying the number of options granted by the exercise price for that particular employee.  The total number of stock options granted was 1,052,500 for a value of $1,441,625.

(6)                               Restricted stock was granted on September 8, 2006, at a price of $1.65 which was the fair market value of Geokinetics’ stock at the close of business on September 8, 2006.  The total number of restricted stock granted was 800,000 for a value of $1,320,000.

As of the date of this proxy, Geokinetics currently has approximately 106 persons eligible to participate in the 2002 Plan, including seven employees of Geokinetics, four non-employee members of the Board and 95 persons employed by subsidiaries of Geokinetics.  There are no other plans, proposals or arrangements to make any additional awards under the 2002 Plan.  Set forth below is a brief summary of the 2002 Plan. This summary does not purport to be complete and is subject in all respects to the applicable provisions of the 2002 Plan, a copy of which is attached hereto as Appendix A.

SEC Comment 2:  Disclose whether you have any current plans, proposals, or arrangements to make any awards under the plan.  If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Geokinetics Response 2:  Added after “New Plan Benefits” table on p. 20 under “Proposal 2.”

There are no other plans, proposals or arrangements to make any additional awards under the 2002 Plan.

Proposal 3 — Charter Amendment to Effect Reverse Stock Split

SEC Comment 3:  You indicate that fractional shares will receive a cash payment from the company equal to the fair market value of the fractional shares.  Disclose the number of records holders that you will have if the split is adopted and the number of record holders who will be eliminated as a result of the adoption of the split.

Geokinetics Response 3:   Added to end of third paragraph on p. 23 under “Proposal 3.”

There are a total of 118 record holders prior to the adoption of the reverse stock split.  As a result of the adoption of the reverse stock split, there will be a total of 86 record holders remaining and 32 record holders will be eliminated.

SEC Comment 4:  We note that a stock split may result in an increased number of authorized but unissued shares of your common stock.  Do you have any current plans, proposals or arrangements to issue any of the additional shares?  For example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares?  If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Geokinetics Response 4:   Added as fourth paragraph on p. 23 under “Proposal 3.”

As part of the financing for the acquisition of Grant Geophysical, Geokinetics entered into a Securities Purchase Agreement with Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant America S.A., effective September 8, 2006.  Pursuant to the terms of the agreement, Geokinetics will sell at a closing on October 26, 2006, or shortly thereafter, to these three investors Series B Senior Convertible Redeemable Preferred Stock which will be convertible into 22,000,000 shares of pre-split Common Stock.  There are no other plans, proposals or arrangements to issue additional Common Stock.

SEC Comment 5:  We call your attention to Exchange Act Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

Geokinetics Response 5:   Added after fourth paragraph on p. 23 under “Proposal 3.”

Geokinetics will comply with Rule 10b-17 concerning proper notice for the reverse stock split.

SEC Comment 6:  Please disclose, in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of a stock split.

Geokinetics Response 6:     Added as third paragraph on p. 25 under “Proposal 3.”

As a result of the adoption of the reverse stock split, there will be: (i) 5,373,642 shares of Common Stock issued and outstanding; (ii) 2,626,358 shares of Common Stock authorized and reserved for issuance; and (iii) 92,000,000 shares of Common Stock authorized but unreserved.

Geokinetics also acknowledges the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael A. Schott

Michael A. Schott

Corporate Secretary